Contact

www.linkedin.com/in/jwpaull (LinkedIn)

Top Skills

Sales Management
Leadership
New Business Development

James Paull

Manager of Business Development
Wakefield, Massachusetts, United States

Summary

Over 10 years of staffing experience in the technology and healthcare spaces combining a mix of sales, recruiting and leadership.

Experience

Good Harbor Group
Manager of Business Development
November 2021 - Present (3 years 7 months)

Good Harbor Group is a National IT Services firm located just north of Boston, MA. We specialize in contract IT staffing, professional services optimization and executive search.

Stellaris Corporation
Treasurer, Board Of Directors
2022 - Present (3 years)

GQR Global Markets
Senior Vice President
January 2021 - November 2021 (11 months)

Medicus Healthcare Solutions
8 years

Business Development Executive
April 2018 - December 2020 (2 years 9 months)
Windham, NH

Senior Physician Recruiter and Team Lead
January 2013 - April 2018 (5 years 4 months)
Windham, NH

Stellaris Corporation
8 years 5 months

Operations Manager

April 2011 - January 2018 (6 years 10 months)

Integration Specialist
September 2009 - April 2011 (1 year 8 months)

Oxford International
Technical Recruiter
March 2006 - May 2009 (3 years 3 months)

Forbes.com
Contributing Editor
August 2006 - July 2008 (2 years)

• Solely responsible for two monthly sections: "Follow the Money" and "Nano in the News", reporting on transactions and developments in the world of nanotechnology
• Contributed monthly with company profiles in the "Companies to Watch" section; required extensive research of cutting edge technologies, interviewing top company officials, and predicting their economic futures
• Requirements: strong communication skills, investigative research, editing, understanding and learning technical language

―――――

Education

University of Massachusetts at Lowell
B.A., English, History · (2003 - 2006)

Andover High School